UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (this “Report”) of Australian Oilseeds Holdings Limited (the “Company”), including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On October 23, 2025, the Company issued a press release announcing its financial results for the fourth quarter and year ended June 30, 2025. A copy of this press release is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 23, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australian Oilseeds Holdings Limited

Date:	October 23, 2025	By:	/s/ Gary Seaton
		Name:	Gary Seaton
		Title:	Chief Executive Officer and Director